ASX/MEDIA RELEASE	31 July 2006

Management Changes
pSivida Limited CEO steps down
Senior Management Team Now Mainly US Based

Boston, MA. and Perth, Australia - Global bio-nanotech company pSivida Limited (ASX:PSD, NASDAQ:PSDV, Xetra:PSI) has today announced that Mr Gavin Rezos will be stepping down for personal/family reasons as Managing Director and CEO of the Company and its subsidiaries.

The Senior Management Team is now mainly based in the US, as corporate functions have moved from Australia to the US. It remains, as previously announced, the intention of the Company to recruit a US-based CEO with appropriate experience. Interviews with prospective candidates are on-going. In the meantime, Dr Roger Brimblecombe, Non-executive Chairman of the Company and the former Chairman, Smith Kline & French Research Ltd and Vice-President R&D Europe, will assume the role of acting CEO and Executive Chairman.

The Company requires the CEO to spend the majority of time in Europe and the US given that most of the staff and facilities are located there as well as several significant institutional shareholders and business development partners. Mr. Rezos has advised for personal/family reasons that he is unable to continue to spend most of his time in the US and Europe.

The Company acknowledges the efforts of Mr. Rezos in growing the Company from a AU$1 million start-up to over AU$130m today as the founding CEO and as a founding shareholder. Under Mr Rezos, the Company was the best performing stock on the ASX for the financial year ended June 2004, listed on the NASDAQ Global Market and Frankfurt stock exchanges and acquired US based Control Delivery Systems, considered “2005 M&A Deal of the Year” by the influential Australian publication “Bioshares”.

The company recently announced the appointment of Boston based executives, Mr Michael Soja as CFO and Ms Lori Freedman as General Counsel and Company Secretary. Dr Paul Ashton as Executive Director of Strategy is based in Boston. Dr Mark Parry Billings based in the UK has been appointed Director Europe. Mr. Aaron Finlay, Company Secretary Australia, will manage the Australian operations of the Company.

Mr Rezos has agreed to make himself available in Australia as the Company may request his assistance to achieve its goals pending the appointment of a new US based CEO.

-ENDS-

pSivida Limited Brian Leedman Investor Relations pSivida Limited Tel: + 61 8 9226 5099 brianl@psivida.com	US Public Relations Beverly Jedynak President Martin E. Janis & Company, Inc Tel: +1 (312) 943 1100 ext. 12 bjedynak@janispr.com	European Public Relations Eva Reuter Tel: +49 (254) 393 0740 e.reuter@e-reuter-ir.com

NOTES TO EDITORS:

pSivida is a global bio-nanotech company committed to the biomedical sector and the development of drug delivery products. Retisert™ is FDA approved for the treatment of uveitis. Vitrasert® is FDA approved for the treatment of AIDS-related CMV Retinitis. Bausch & Lomb own the trademarks Vitrasert® and Retisert™. pSivida has licensed the technologies underlying both of these products to Bausch & Lomb. The technology underlying Medidur™, a treatment for diabetic macular edema, is licensed to Alimera Sciences and is in Phase III clinical trials.

pSivida owns the rights to develop and commercialise a modified form of silicon (porosified or nano-structured silicon) known as BioSilicon™, which has applications in drug delivery, wound healing, orthopaedics, and tissue engineering. pSivida’s subsidiary, AION Diagnostics Limited is developing diagnostic products and the subsidiary pSiNutria is developing food technology products both using BioSilicon™.

pSivida’s intellectual property portfolio consists of 70 patent families, 74 granted patents and over 290 patent applications. pSivida conducts its operations from offices and facilities near Boston in the United States, Malvern in the United Kingdom, Perth in Australia and Singapore.

pSivida is listed on NASDAQ (PSDV), the Australian Stock Exchange (PSD) and on the Frankfurt Stock Exchange on the XETRA system (German Symbol: PSI. Securities Code (WKN) 358705). pSivida is a founding member of the NASDAQ Health Care Index and the Merrill Lynch Nanotechnology Index.

The Company's largest shareholder and a strategic partner is QinetiQ, a leading international defence, security and Technology Company, formed in 2001 from the UK Government's Defence Evaluation & Research Agency (DERA). QinetiQ (QQ.) was instrumental in discovering BioSiliconTM and pSivida’s strong relationship with QinetiQ includes access to its cutting edge research and development facilities.

This document contains forward-looking statements that involve risks and uncertainties. The statements reference potential products, applications and regulatory approvals. Although we believe that the expectations reflected in such forward-looking statements are reasonable at this time, we can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Actual results could differ materially from those anticipated in these forward-looking statements due to many important factors including: our inability to develop proposed products, including without limitation, in the drug delivery, wound healing, orthopaedics, and tissue engineering, diagnostics and food technology fields; failure of our evaluation agreements to result in license agreements; failure to develop applications for BioSilicon™ due to regulatory, scientific or other issues; failure to complete negotiations for new centers for the BrachySil™ phase IIb clinical trial for inoperable primary liver cancer; failure of our discussions with the FDA for BrachySil™ to continue or to lead to FDA approval; failure of the BrachySil™ phase IIb clinical trial for inoperable primary liver cancer to determine the optimal dose, provide key safety data or support future pivotal efficacy trials or product registration or approval; failure of the BrachySil™ primary liver programme that is in phase IIb clinical trials to provide a valuable platform for the development and commercialisation of BrachySil™ for pancreatic cancer and other indications; failure to commence phase IIa BrachySilTM trials for the treatment of pancreatic cancer; failure of the findings of the pancreatic cancer phase IIa trial to provide a platform for further multicentre efficacy and safety trials; failure of there to be optimisation and standardisation between our two  pancreatic cancer study centres; failure of the results of the Retisert™ for DME trial to be a good indicator of the results of pSivida’s ongoing phase III Medidur™ for DME trial; failure of the Medidur™ trials in DME to show a very similar improvement in visual acuity and diabetic retinopathy severity score as Retisert™ for DME; failure of Medidur™ to release fluocinolone acetonide at the same rate as Retisert™; our inability to recruit patients for the phase III Medidur™ for DME trial;. Other reasons are contained in cautionary statements in the Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission, including, without limitation, under Item 3.D, "Risk Factors" therein. We do not undertake to update any oral or written forward-looking statements that may be made by or on behalf of pSivida.